SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X       Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes           No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.)

FOR IMMEDIATE RELEASE
For more information contact:
     Kris Harper, Parts & Service Communications, +1 262-636-6294
     Thomas Witom, News & Information, +1-847-955-3939

CNH BREAKS GROUND ON NEW PARTS DEPOT
IN CAMERON, MO
LAKE FOREST, Illinois, August 16, 2006 — CNH Case New Holland, a world leader in the agricultural and construction equipment businesses, formally broke ground today on a new state-of-the-art parts distribution center in Cameron, MO. The 500,000-square-foot facility is expected to be completed by early 2007, and fully operational by mid-year 2007. The new CNH parts operation will eventually employ about 150 workers.
“The site was chosen for its proximity to several interstate highways, making it a logistics and transportation hub,” David Ferguson, vice president, CNH Parts & Service, North America, said at a groundbreaking ceremony in Cameron.
The facility will serve about 560 CNH Case New Holland dealers in the states of Iowa, Missouri, Kansas, Nebraska, Minnesota, North Dakota, South Dakota, Colorado, Wyoming and Montana. It represents an investment in excess of $30 million and allows for future expansion, according to Ferguson.
Duke Realty Corp., building on a relationship with CNH Case New Holland, is developing the project at Crossroads Corporate Center, about 50 miles northeast of Kansas City, MO.
The new facility will be “large and expandable, which is key to our ability to meet the needs of our customers and dealers moving forward,” according to Jim Sharp, president of CNH Parts & Service.
Development in Cameron continues the second phase of a previously announced global plan by CNH Case New Holland to improve dealer and customer service, improve efficiency and reduce overall logistics costs of the company’s parts distribution network. In September, 2003, CNH Case New Holland opened a master depot in Lebanon, IN, northwest of Indianapolis. Once the Cameron depot is up and running, the company’s parts distribution operations will be handled by 11 facilities in North America.

* *	* *
CNH Case New Holland, a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V. stock is listed at the New York Stock Exchange (NYSE:CNH). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

* *	* *
Duke Realty Corporation specializes in the ownership, construction, development, leasing and management of office, industrial, medical office and retail real estate. It is the largest publicly-traded, vertically-integrated office/industrial real estate company in the United States. The company owns, manages or has under development more than 112 million square feet in 19 major U.S. cities. Duke, which controls 5,000 acres of land for 73 million square feet of future development, also provides nationwide real estate solutions through its national development division.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

August 17, 2006